Exhibit (a)(5)(D)

June 25, 2009

Investors May Contact:

Kevin Stitt, Bank of America, 1.704.386.5667

Lee McEntire, Bank of America, 1.704.388.6780

Grace Yoon, Bank of America, 1.212.449.7323

Reporters May Contact:

Scott Silvestri, Bank of America, 1.980.388.9921

scott.silvestri@bankofamerica.com

Bank of America Announces Final Results of Exchange Offer

For Certain Series of Preferred Stock

CHARLOTTE – Bank of America Corporation today announced the final results of its offers to exchange up to 200 million shares of common stock for outstanding depositary shares of certain series of preferred stock. The exchange offer expired at midnight, New York City time, on June 24, 2009 and consisted of separate offers for the depositary shares representing each series of preferred stock listed below.

Information regarding preliminary results in an announcement this morning has not changed.

Approximately $4.3 billion aggregate liquidation preference of depositary shares were validly tendered and not withdrawn in the exchange offer and approximately $3.9 billion aggregate liquidation preference of depositary shares were accepted. The table below lists the final number of depositary shares that were validly tendered and not withdrawn as of the expiration date for each series of preferred stock that was subject to the exchange offer, the number that was accepted and the aggregate liquidation preference that was tendered and accepted.

Bank of America also announced that to date it has entered into agreements with certain holders of (non-government) perpetual preferred shares to exchange their holdings of approximately $10.7 billion aggregate liquidation preference of perpetual preferred stock into approximately 789 million shares of common stock. In total, the exchange offer and these privately negotiated exchanges cover the exchange of approximately $14.7 billion aggregate liquidation preference of preferred stock into approximately 989 million shares of common stock.

As a result of these exchanges and other previously announced actions, Bank of America will exceed the $33.9 billion indicated Supervisory Capital Assessment Program (SCAP) buffer set by the Federal Reserve.

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Because the exchange offer was oversubscribed, Bank of America has accepted for exchange depositary shares that were validly tendered and not withdrawn based on the acceptance priority levels assigned to each series of preferred stock described below (with priority level 1 being accepted first) and in accordance with the proration procedures described in the Offer to Exchange dated May 28, 2009, as amended.

The number of depositary shares and the aggregate liquidation preference accepted by Bank of America for each series of preferred stock are listed in the table below. All depositary shares validly tendered and not withdrawn in acceptance priority levels 1 through 7 were accepted. Depositary shares tendered in acceptance priority level 8 were accepted on a pro rata basis. The proration factor of approximately 30.0 percent was applied to tendered depositary shares in that acceptance priority level to determine the number of depositary shares that would be accepted. Depositary shares tendered in acceptance priority level 9 were not accepted.

The transaction will result in the issuance of approximately 200 million new common shares.

Based on the final count by the exchange agent, Computershare Trust Company, N.A., the results of the exchange offer are as follows:

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Acceptance Priority Level	Series of Preferred Stock Represented by Depositary Shares	Number of Depositary Shares Tendered	Number of Depositary Shares Accepted	Aggregate Liquidation Preference Tendered	Aggregate Liquidation Preference Accepted
1	Floating Rate Non-Cumulative Preferred Stock, Series E	61,509,393	61,509,393	$1,537,734,825	$1,537,734,825
2	Floating Rate Non-Cumulative Preferred Stock, Series 5	35,772,920	35,772,920	$894,323,000	$894,323,000
3	Floating Rate Non-Cumulative Preferred Stock, Series 1	19,367,188	19,367,188	$484,179,700	$484,179,700
4	Floating Rate Non-Cumulative Preferred Stock, Series 2	23,344,674	23,344,674	$583,616,850	$583,616,850
5	6.375% Non-Cumulative Preferred Stock, Series 3	5,597,672	5,597,672	$139,941,800	$139,941,800
6	6.625% Non-Cumulative Preferred Stock, Series I	7,416,397	7,416,397	$185,409,925	$185,409,925
7	7.25% Non-Cumulative Preferred Stock, Series J	2,289,034	2,289,034	$57,225,850	$57,225,850
8	8.20% Non-Cumulative Preferred Stock, Series H	8,398,240	2,517,818	$209,956,000	$62,945,450
9	8.625% Non-Cumulative Preferred Stock, Series 8	8,038,843	0	$200,971,075	$0

Settlement for the exchange offer will occur promptly following the expiration date, and is expected to occur on June 26, 2009.

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The terms and conditions of the exchange offer are more fully described in the Offer to Exchange dated May 28, 2009, as amended, and the related Letter of Transmittal, copies of which may be obtained without charge from the information agent for the exchange offer, D.F. King & Co., Inc., by calling (800) 829-6551 (toll free) or (212) 269-5550 (collect). The Offer to Exchange also is available free of charge on the SEC’s website at www.sec.gov as an exhibit to the tender offer schedule.

The exchange offer was made to holders of depositary shares in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(9) of the Securities Act. This press release is not an offer to purchase or an offer to exchange or a solicitation of acceptance of an offer to exchange any securities, and the exchange offer is being made only pursuant to the terms of the Offer to Exchange and the related materials.

Bank of America

Bank of America is one of the world’s largest financial institutions, serving individual consumers, small- and middle-market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk management products and services. The company provides unmatched convenience in the United States, serving approximately 55 million consumer and small business relationships with more than 6,100 retail banking offices, more than 18,500 ATMs and award-winning online banking with nearly 30 million active users. Bank of America is among the world’s leading wealth management companies and is a global leader in corporate and investment banking and trading across a broad range of asset classes serving corporations, governments, institutions and individuals around the world. Bank of America offers industry-leading support to more than 4 million small business owners through a suite of innovative, easy-to-use online products and services. The company serves clients in more than 150 countries. Bank of America Corporation stock (NYSE: BAC) is a component of the Dow Jones Industrial Average and is listed on the New York Stock Exchange.

www.bankofamerica.com

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